Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

October 23, 2024

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the comments you provided with regard to Post-Effective Amendment No. 33 (the “Amendment”) to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment was filed in order to register the following new series of the Trust: AllianzIM 6 Month Buffer10 Allocation ETF and AllianzIM Buffer20 Allocation ETF (together, the “Funds”).

Below we have provided your comments and the Trust’s responses. We have also included below, to the extent applicable to the Funds, comments previously provided with regard to Post-Effective Amendment No. 32 to the Trust’s registration statement on Form N-1A, which was filed in order to register two new series of the Trust: AllianzIM Managed Buffer10 Allocation ETF and AllianzIM Managed Buffer20 Allocation ETF (together, the “Managed Allocation FOFs”), and responses thereto. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

General

1.
Comment: The SEC staff previously provided comments on the Managed Allocation FOFs. Please supplementally explain the material differences between the Funds and the Managed Allocation FOFs, including how you will differentiate these products for investors in communications to them.

Response:     The Managed Allocation FOFs’ principal investment strategy employs a systematic, or managed, monthly rolling approach whereby the Managed Allocation FOF invests in a more limited number of AllianzIM Equity Buffer ETFs within a particular buffered strategy and “rolls” out of the

Underlying ETF holding with less than six months remaining in its Outcome Period, as more fully described in the Managed Allocation FOFs’ registration statement.  In contrast, the Funds’ principal investment strategy is to hold all of the AllianzIM Equity Buffer ETFs within a particular buffered strategy in roughly equal weights (i.e., a laddered approach).  The Trust further notes that the launch of the Managed Allocation FOFs is currently being delayed and that both the Funds’ principal investment strategy and the Managed Allocation FOFs’ principal investment strategy are clearly described in their respective registration statements.

2.
Comment: The staff notes that the Fund’s name refers to Buffer10 or Buffer20, as applicable, and that the Fund’s strategy involves investing in Buffered ETFs of various dates. However, unlike the Buffered ETFs in which the Fund invests, the Fund does not offer a buffer; rather, the Fund’s strategy appears similar to a laddered bond strategy. Please tell us the steps you have taken or will take to avoid the potential for investor confusion about the Fund’s name, its strategy, and how it will perform relative to the S&P 500 Index over time. This may include potential revisions to the Fund name and/or adding bulleted disclosure similar to other defined outcome funds explaining how caps and buffers are likely to impact returns relative to the S&P 500 Index over time. (See, for example, the bold language in the Fund of Funds Risk on page 4 of the prospectus.) To the extent you disagree with how the staff characterizes the Fund in this comment, please address that in the response.

Response:     The Trust notes that in contrast to the AllianzIM Equity Buffer ETFs in which the Funds invest (the “Underlying ETFs”), the Funds’ use of “Allocation” in their name demonstrates that the Funds’ strategy involves allocating assets to a set of Buffer10 or Buffer20 ETFs, as applicable. Further, the use of “Buffer10” or “Buffer20” in the Funds’ names is appropriate as it clarifies and relates to the Underlying ETFs that the Funds will invest in.  The Trust further notes that there are several instances throughout the prospectus clarifying that the Funds do not themselves offer a buffered strategy, and that only the Underlying ETFs offer these buffered outcomes.

3.
Comment: Further to Comment 2 above, because each Fund does not pursue a buffered strategy, the names “AllianzIM 6 Month Buffer10 Allocation ETF” and “AllianzIM Buffer20 Allocation ETF” are potentially confusing. Please delete the reference to “Buffer10” or “Buffer20,” as applicable, or identify the full suite of Underlying ETFs in the name more specifically so the context for the usage of this term is clear.

Response:     As noted above, the Trust believes that the use of “Allocation” in the Funds’ names clearly demonstrates that Fund assets are allocated to the Underlying ETFs that pursue 6 Month Buffer10 or Buffer20 strategies, as applicable. Further, the use of “Buffer10” or “Buffer20” in the Funds’ names is appropriate as it clarifies and relates to the Underlying ETFs that the Funds will invest in.  The Trust also notes that the prospectus clearly states that the Funds do not themselves offer a buffered strategy and that only the Underlying ETFs offer these buffered outcomes.  Accordingly, the Trust believes that no changes to the Funds’ names are needed.

4.	Comment: Please provide completed fee tables and expense examples as attachments to your response.

Response:     The completed fee tables and expense examples are attached hereto as Appendix A.

5.	Comment: Please confirm if the Underlying ETFs in which the Funds invest have been formed. Please also confirm if the Underlying ETFs are identical except with respect to their Outcome Periods.

Response:     The Trust confirms that each Underlying ETF in which each Fund will invest is operational. The Trust further confirms that the suite of Underlying ETFs in which a Fund will invest is comprised of identical Underlying ETFs, except for their Outcome Periods.

Principal Investment Strategies

6.	Comment: Please disclose under Principal Investment Strategies what the Underlying ETFs invest in.

Response:     The Trust has revised the relevant section accordingly.

7.
Comment: Please revise the first paragraph under Principal Investment Strategies to separately discuss what the Underlying ETFs are and what they are intended to do. For example, consider moving the last full paragraph on page 2 to the first paragraph.

Response:     The Trust has revised the relevant disclosure accordingly.

8.
Comment: The first full sentence on page 2 states: “This diversification of Outcome Periods may mitigate the risk of being unable to benefit from the Buffer, or having limited to no upside potential remaining to the Cap, of a single Underlying ETF due to the timing of investment in such Underlying ETF and the Underlying ETF’s price relative to the SPY ETF at that time.” Please further elaborate on this concept and please explain clearly how the laddered approach mitigates the risk of not achieving the intended Buffer. Consider providing an example in this section or under Additional Information about the Fund’s Principal Investment Strategies.

Response:     Please see the response to Comment 15 below, which describes how the laddered approach to invest in multiple Underlying ETFs will yield different individual results that have an aggregate impact on the Fund’s portfolio. The Trust has revised the disclosure to further describe this concept.

9.	Comment: Please use bold text or some other means to highlight the entire third paragraph under Principal Investment Strategies.

Response:     The Trust has reformatted the relevant disclosure accordingly.

10.	Comment: The third paragraph under Principal Investment Strategies states that the Fund itself does not pursue a buffered strategy. Consider clarifying, as appropriate, that the Fund also does not have a Cap.

Response:     The Trust has revised the relevant disclosure.

11.	Comment: The last sentence of the third paragraph under Principal Investment Strategies states that the Fund’s return “may be limited to the Caps of the Underlying ETFs.” Consider changing “may” to “will,” if appropriate, given that the value of the Fund can’t exceed that of the Underlying ETFs.

Response:     The Trust has revised the relevant disclosure.

12.	Comment: The last sentence of the paragraph above the chart in the Principal Investment

Strategies section states that the Cap for each Underlying ETF is expected to change for each Outcome Period. Please disclose, if appropriate, that the Buffer will stay the same for each Outcome Period.

Response:     The Trust has revised the relevant disclosure.

13.	Comment: The first paragraph on page 3 states that each Underlying ETF pursues a buffered strategy. Please elaborate on this strategy and how the Underlying ETFs maintain a 10% or 20% buffer, as applicable.

Response:     The Trust has revised the relevant disclosure.

14.	Comment: The first and second paragraphs on page 3 of the prospectus describe the Fund in terms of what the Underlying ETFs seek (buffered market price performance of the SPY ETF) and in turn describes the SPY ETF in terms of price and yield performance of the S&P 500 Index. Please specifically disclose that each layer of this compound strategy seeks returns that replicate some standard used to measure market performance, which in turn causes increasing attenuation between the investment portfolio’s correlation and the performance standard with which investors are most likely to be familiar. Explain how the Fund’s strategy intends to address this ripple effect.

Response:     The Trust believes that the prospectus clearly describes the Fund’s strategy to invest in Underlying ETFs, which in turn pursue a buffered strategy. The Trust notes that there are several instances in the prospectus clarifying that the Fund does not provide a buffer or cap, and the prospectus clearly discusses the strategies of the Underlying ETF to track the returns of the SPY ETF subject to a buffer and cap. The Trust respectfully declines to add further disclosure describing how the Fund’s returns would differ from the S&P 500 Index, as the Trust believes such discussion would contribute to investor confusion for a product that is not designed (and does not purport) to track the S&P 500 Index. The Trust also notes that the prospectuses for the Underlying ETFs do not include such a discussion, and believes that introducing this discussion from the perspective of the Funds (as funds of funds) would further contribute to investor confusion, particularly to the extent an investor in the Fund is already familiar with the strategies of the Underlying ETFs.

15.
Comment: The second and third sentences of the third paragraph on page 3 of the prospectus provide as follows:

“The Fund’s laddered approach is designed to provide diversified exposure to a set of Underlying ETFs that offer upside growth potential, while still providing a level of downside protection. The laddered nature of the investments in the Underlying ETFs is intended to create diversification of investment time period and market level (meaning the share price of SPY ETF at any given time) compared to investing in any one Underlying ETF at any one time.”

Please add plain English disclosure specifically explaining how the phrase “diversification of investment time period and market level” means “the share price of SPY ETF at any given time” in this context. Your staff reviewer does not understand the contexts in which the phrase “diversification of investment time period” would apply. Please clarify the prospectus disclosure and supplementally explain.

Response:     This disclosure is intended to convey that the Fund will have exposure to a diverse set of

Outcome Periods – specifically, 6 or 12 different Outcome Periods, as applicable – by investing in all 6 or all 12 Underlying ETFs at once. Accordingly, the Fund’s exposure to the outcomes sought by each Underlying ETF for its Outcome Period relative to the share price of SPY ETF will also be diverse. An Underlying ETF nearing the end of its Outcome Period will have different exposure and different outcomes relative to the SPY ETF than an Underlying ETF that has just reset its Outcome Period. For example, during periods where the SPY ETF is experiencing steady gains, the Underlying ETF nearing the end of its Outcome Period may have already reached its Cap for that Outcome Period, and so the Fund will not be able to participate in any further increases in the SPY ETF through that particular Underlying ETF. However, the Underlying ETF that has just reset its Outcome Period will have a new Cap based on a different Outcome NAV and will still have the potential to increase in value up to that Cap, and so the Fund will be able to participate in further increases in the SPY ETF through this Underlying ETF, if not the former. The same would be true on the downside via each Underlying ETF’s Buffer, which is relative to its Outcome NAV. By investing in all of the Underlying ETFs in a particular buffered strategy, the Fund will have multiple opportunities to participate in gains in the SPY ETF and multiple opportunities to benefit from the Buffer via the Underlying ETFs.

16.	Comment: The third paragraph on page 3 of the prospectus discusses the Fund’s laddered approach. Please supplementally explain if there is a risk that an Underlying ETF won’t operate as intended, which is why the laddered approach is needed.

Response:     The Trust notes that the laddered approach is not designed to be a failsafe in the event an Underlying ETF does not achieve its investment objective, but rather to provide continuous exposure to Underlying ETFs with different Outcome Periods so an investor in the Fund is not limited to any one Cap or Buffer of a single Underlying ETF. There is a risk that an Underlying ETF won’t operate as intended, which is addressed by Investment Objective Risk in the Principal Investment Risks section of the prospectus. The Fund’s strategy is not intended to be a mitigating factor for an investor’s overall investment in such event, although that may be a result.

17.	Comment: The second sentence of the third paragraph on page 3 of the prospectus states that the Fund’s laddered approach is designed to provide diversified exposure to a set of Underlying ETFs that offer upside growth potential, while still providing a level of downside risk mitigation. Please clarify in the disclosure how this is achieved, in particular, how the strategy helps mitigate risk.

Response:     Please see the response to Comment 15 above.

18.	Comment: The third sentence of the fourth paragraph on page 3 of the prospectus states that market movements in the Underlying ETFs’ share prices may result in the Fund having larger exposure to certain Underlying ETFs than others. If the Underlying ETFs are identical except with respect to their Outcome Periods, why would the Fund have larger exposures to one over others if invested identically?

Response:     While the Fund generally seeks to maintain roughly an equal allocation to each of the Underlying ETFs, the market price of each Underlying ETF will vary based on the change in the price of SPY ETF relative to the Underlying ETF’s Buffer and Cap for that Outcome Period. Accordingly, an Underlying ETF whose market price is trending higher based on the movement of the SPY ETF relative to that Underlying ETF’s specific outcomes will increase the Fund’s exposure to that Underlying ETF compared to other holdings. The Trust notes that the prospectus further states that “[a]lthough the Underlying ETFs’ weightings may fluctuate from time to time including due to market movements, the Adviser will generally seek to manage the Fund’s allocations to the Underlying ETFs to be roughly equally weighted within the Fund’s portfolio.”

19.	Comment: The second to last paragraph under Principal Investment Strategies states that the Fund is classified as non-diversified. Please clarify in the disclosure that a non-diversified fund may invest a larger percentage of its assets in a small number of issuers than a diversified fund. Please also describe the corresponding risk in more practical, concrete terms.

Response:     The Trust has revised the relevant disclosure. The Trust also notes that “Non-Diversification Risk” has been included in the prospectus as a principal risk and such risk disclosure accurately describes the risk of being classified as a non-diversified fund.

20.	Comment: Please confirm that the website link included in the last paragraph of Principal Investment Strategies will lead investors directly to the page where the specifically referenced information for this Fund will be maintained, or please supplementally confirm that the stated information will be directly available in one click via a specific link provided on the landing page to which the link directs investors.

Response:     The Trust confirms that the website link will lead investors directly to the Fund information specified.

Principal Risks

21.	Comment: Please review the “Fund-of-Funds Risk” to distinguish the risk of the Fund not investing in the Underlying ETFs at the start of their respective Outcome Periods from the risk of investors in the Fund buying shares [of the Fund] in the middle of an Outcome Period.

Response:     The Trust has revised the Fund-of-Funds Risk to clarify that the Fund will not experience the exact outcomes sought by each Underlying ETF and that investors in the Fund also should not expect to experience any individual outcome sought by an Underlying ETF through their investment in the Fund. The Trust notes that the Fund-of-Funds Risk clearly describes that a shareholder’s returns will be different than those sought by the Underlying ETFs and may be lower than investing directly in an Underlying ETF alone.

22.	Comment: The second sentence of “Management Risk” states that the Adviser “will apply investment techniques and risk analyses in making investment decisions for the Fund.” Please include disclosure under Principal Investment Strategies regarding the types of investment techniques and risk analyses the Adviser will use, and generally describe the kinds of issues, circumstances, and decisions requiring active management by the Adviser and direct intervention by individual portfolio managers. In the corresponding risk in the statutory prospectus, please provide greater detail about the potential consequences of such decisions if poorly executed.

Response:     The Trust confirms that “Management Risk” is appropriate/accurate and that the way the Adviser manages the Funds pursuant to the laddered approach is accurately described in the prospectus.

23.	Comment: The “Underlying ETF Risk” does not clearly state how these risks can impact the value of the Fund and the corresponding risk to a shareholder’s investment in the Fund. Please affirmatively link this risk to an investor’s potential financial harm.

Response:     The Trust has revised the disclosure accordingly.

24.	Comment: In “Premium/Discount Risk,” please include a statement in plain English that directly describes how shareholders are harmed if the market price of Shares deviates significantly from the Fund’s NAV (i.e., an investor selling Shares may get paid significantly less than what the Fund’s assets are actually worth).

Response:     The Trust has revised the relevant disclosure.

25.	Comment: Please review the language in “Trading Issues Risk” and “Market Maker Risk” to eliminate duplicative statements. To the extent possible, please rewrite the language to highlight the differences between these risks.

Response:     The Trust has revised the disclosure accordingly.

26.	Comment: Please consider explaining in “Market Maker Risk” the difference between “market maker” and “authorized participant.”

Response:     The Trust believes that the requested change (in light of disclosure elsewhere in the prospectus) would not provide any additional information to an investor regarding the risks described, and accordingly, respectfully declines to revise this risk.

27.	Comment: With respect to “Correlation Risk,” please consider including a simplified description the risk in the Fund Summary and retaining the details in statutory prospectus.

Response:     The Trust declines to revise the above-referenced risk, as such risk disclosure is appropriate and reflects comments and feedback from the SEC staff on the Trust’s prior registration statement filings.

28.	Comment: Please modify and supplement “Outcome Period Risk” to specifically address the risks that the Fund will incur by virtue of a strategy designed to purchase and sell Underlying ETFs outside of the designated Outcome Period for each individual Underlying ETF. Please delete the cautionary language in this risk telling investors when to purchase the Underlying ETFs because it does not apply in this context.

Response:     The Trust notes that the Outcome Period Risk in the prospectus is a risk of the Underlying ETFs and is not intended to relate to the Fund, which does not have an Outcome Period. The Trust will further highlight the language on page 6 of the prospectus indicating that the remainder of the risks, including Outcome Period Risk, are principal risks of the Underlying ETFs.

29.	Comment: Please consider recharacterizing “Downside Risk” in terms more appropriate to the actual context in which the Underlying ETFs will be used by the Fund.

Response:     Similar to the response provided directly above, the Trust notes that Downside Risk is a risk of the Underlying ETFs, and will further highlight the disclosure in the prospectus clarifying this point.

30.	Comment: Please consider combining “Counterparty Risk” and “FLEX Options Risk,” or please supplementally explain how the separate risk descriptions provide an advantage to investors in the context of this Fund.

Response:     The Trust respectfully believes that separately captioned risks for “Counterparty Risk” and “FLEX Options Risk” are appropriate notwithstanding that there may be some overlap in such risks (which the Trust notes can often be the case for other risks).

31.	Comment: Please consider whether “Valuation Risk” should also address potential conflicts of interest given that the Adviser to the Underlying ETFs is also the Adviser to the Fund, and therefore directly affects the performance of the Fund.

Response:     The Trust has evaluated the valuation related disclosure in the prospectus and believes that such disclosure is accurate and appropriate and, therefore, respectfully declines to make any changes.

32.	Comment: It is unclear how the second paragraph of “Tax Risk” applies to this Fund. Please supplementally explain how the Fund’s strategy avoids the tax consequences of “buying a dividend,” or please explain how the related tax issue will be managed at the Fund level in the best interests of the Fund’s shareholders.

Response:     The above-referenced disclosure has been deleted.

33.	Comment: To the extent any of the principal risks unique to the Underlying ETFs may exacerbate principal risks of the Fund, please add corresponding disclosure highlighting that ripple effect and, specifically, its related impact on the interests of the Fund’s shareholders.

Response:     The Trust believes that the principal risks of the Fund as currently disclosed adequately reflect the Fund’s risk profile.

Performance

34.	Comment: In the Performance section, please add preamble disclosure conforming to the language and substance required by the second sentence of Item 4(b)(2)(i) of Form N-1A.

Response:     The Trust has revised the Performance section accordingly.

Statutory Prospectus

35.	Comment: Please make conforming changes to the statutory section of the prospectus in response to the above comments to the Fund Summary.

Response:     The Trust has made conforming changes as requested.

36.	Comment: Please disclose the Fund’s investment objective in the statutory section of the prospectus per Item 9(a) of N-1A.

Response:     The Trust has revised the relevant disclosure.

37.	Comment: In the fourth paragraph under Additional Information About the Fund’s Principal Investment Strategies on page 12, please, if correct, revise the first sentence as shown: “When an investor purchases shares of a single Underlying ETF, an investor’s potential outcomes are limited by the Underlying ETF’s stated Cap and Buffer over a stated Outcome Period (and may be further limited depending on when the shares were purchased or sold).”

Response:     The Trust has made the requested change.

38.	Comment: The same paragraph noted in Comment 37 above states that the Fund’s laddered approach is designed to provide a level of downside risk mitigation “for at least a portion of the Fund’s portfolio at any given time.” Please explain supplementally why only a portion of the Fund’s portfolio will be provided downside risk mitigation if the Fund only holds six (or twelve, as applicable) Underlying ETFs.

Response:     Similar to the response to Comment 15 above, a particular Underlying ETF will have different exposure and provide different outcomes relative to the SPY ETF at any given time compared to another Underlying ETF.

39.	Comment: In the fifth paragraph under Additional Information About the Fund’s Principal Investment Strategies on page 12, the disclosure states that the Fund will not receive the full benefit of the Underlying ETFs’ Buffers. This statement does not appear to refer to the timing of the Underlying ETFs, please explain why this is the case.

Response:     Similar to the response to Comment 15, the Fund’s exposure to all of the Underlying ETFs will yield different individual results that have an aggregate impact on the Fund’s portfolio.

40.	Comment: The last sentence of the carryover paragraph on page 14 describes how the Underlying ETFs have exposure to the information technology sector through their investments in FLEX Options on the SPY ETF. Please expand the disclosure to address the composition and status of the Underlying ETFs in greater detail, including the correlation between the SPY ETF performance and the price and yield performance of the S&P 500 Index For example, if the SPY ETF performance correlated poorly to that of the S&P 500 Index, can the performance of the Underlying ETFs effectively track the S&P 500 Index within the constraints of the relevant buffer and cap?

Response:     Similar to the response to Comment 14, the Trust believes that the requested disclosure will increase investor confusion regarding the Fund’s investment strategy and accordingly respectfully declines to revise this disclosure.

* * * * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,
/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: Amanda Farren

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.10%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.74%
Total Annual Fund Operating Expenses[1]	0.84%
Fee Waiver[2]	(0.05)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	0.79%

1 “Other Expenses” and “Acquired Fund Fees and Expenses” are estimated for the current fiscal year.
2 Allianz Investment Management LLC (the “Adviser”) and the Fund have entered into a written agreement reducing the management fee to 0.05% through at least February 28, 2026, after which the fee waiver may be terminated by the Adviser or the Fund at any time and for any reason.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels.  The example reflects the management fee waiver agreement for the first year.  This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$81	$263